Via EDGAR

LiveXLive Media, Inc.

269 South Beverly Drive, Suite #1450
Beverly Hills, California 90212

September 11, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	LiveXLive Media, Inc. (formerly Loton, Corp)
Amendment No. 1 to Registration Statement on Form S-1 Filed June 14, 2017 File No. 333-217893

Dear Mr. Dobbie:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 21, 2017, to Robert Ellin, President (now with the title, Chief Executive Officer) of LiveXLive Media, Inc. (formerly Loton, Corp) (the “Company”) regarding Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-217893 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on June 14, 2017.

For convenience, this letter sets forth the Staff’s comment from the Comment Letter. The Company is concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

Financial Statements

1.	We note your labeling of Loton, Corp financial statements footnotes for the for the three and nine months ended December 31, 2016 and 2015 (Unaudited) beginning page F-8. Please revise to re-label them instead for the fiscal year ended March 31, 2017 and 2016 (audited).

Response: The Company has revised the labels to the financial statements of the Company in the Amended Registration Statement to correctly reflect the applicable periods indicated.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

Sincerely,

LiveXLive Media, Inc.

/s/ Robert Ellin
Name: Robert Ellin
Title: Chief Executive Officer